

Mail Stop 3561

June 26, 2017

Denise A. Paulonis
Executive Vice President & Chief Financial Officer
The Michaels Companies, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

>   **Re: The Michaels Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 28, 2017**
>   **Filed March 7, 2017**
>   **Form 8-K filed January 24, 2017**
>   **File No. 1-36501**

Dear Ms. Paulonis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1. We note comparable store sales include e-commerce sales. Please tell us the amount of e-commerce sales for the periods presented and your consideration of disclosing and discussing such amounts.

Non-GAAP Measures, page 37

2. Reference is made to your disclosure of EBITDA (excluding losses on early extinguishment of debt and refinancing costs) and our comment below regarding the presentation of only one measure of segment profit or loss. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). Considering this prohibition and your response to our comment below, please tell us whether your will present this non-GAAP measure in future filings and if so, why it is not prohibited.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

12. Segments and Geographic Information, page F-29

3. We note that Darice does not meet the materiality criteria in ASC 280 and, therefore, is not disclosed as a reportable segment. We also note that all quantitative segment disclosures provided include Darice's financial information. Please tell us your consideration of providing quantitative segment disclosure pursuant to ASC 280 for your one reportable segment with information about Darice disclosed in an all other category separate from other reconciling items in the reconciliations required by ASC 280-10-50-30 through 50-31.

4. We note that your chief operating decision makers evaluate historical operating performance and forecast future periods' operating performance based on operating income and EBITDA (excluding losses on early extinguishments of debt and refinancing costs). If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28. Please tell us your consideration of disclosing only operating income as your measure of segment profit or loss.

Form 8-K filed January 24, 2017

Exhibit 99.1

5. Reference is made to the non-GAAP measure expected fourth quarter adjusted diluted earnings per common share. In future filings, please also present the most directly comparable financial measure calculated and presented in accordance with Generally

Accepted Accounting Principles (GAAP); and provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure and the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Rule 100(a) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: James E. Sullivan
        Chief Accounting Officer & Controller